FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record Nº175

Santiago,  September 15 2015.

Ger. Gen. N°  96 /2015.

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins N°1449
Santiago, Chile

                                                                                                                             Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Enersis S.A. (“Enersis” or the “Company”),, I hereby inform you of the following significant event.

In connection with the corporate reorganization initiative informed through significant events dated April 22, April 28, and July 27, 2015, and which is currently under review and analysis by the Board of Directors of the Company, it is reported that the Board of Enersis S.A., at an extraordinary session held today, has decided by a majority of its members, to appoint Mr. Rafael Malla as independent appraiser for the purpose of complying with the requirements of the Superintendence of Securities and Insurance in Official Letter No. 15443 of July 20, 2015, to issue a report of the estimated value of the companies that eventually will be merged and estimations of the corresponding exchange ratios if the corporate reorganization is carried out under the terms described in the significant event dated July 27, 2015.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

c.c.       Bolsa de Comercio de Santiago (Santiago Stock Exchange).

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange).

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange).

             Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative).

             Comisión Clasificadora de Riesgo (Risk Classification Commission).

             National Economic Affairs Investigation Bureau (Fiscalía Nacional Económica)

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D’ Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: September 15, 2015